Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone 905-726-2462
Fax 905-726-7164

Magna announces second quarter and year to date results

    AURORA, ON, Aug. 7, 2009 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today reported financial results for the second quarter and six months ended June 30, 2009.

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                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                           JUNE 30,              JUNE 30,
                                  ---------------------- --------------------
                                       2009       2008       2009       2008
                                       ----       ----       ----       ----

    Sales                         $ 3,705(2) $   6,713  $   7,279  $  13,335

    Operating (loss) income       $    (237) $     319  $    (467) $     605

    Net (loss) income             $    (205) $     227  $    (405) $     434

    Diluted (loss) earnings per
     share                        $   (1.83) $    1.98  $   (3.62) $    3.75
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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
    -------------------------------------------------------------------------

    THREE MONTHS ENDED JUNE 30, 2009
    --------------------------------

    During the second quarter of 2009, vehicle production declined 49% to 1.8 million units in North America and 28% to 3.1 million units in Europe, each compared to the second quarter of 2008.
    Also during the second quarter of 2009, our North American and European average dollar content per vehicle decreased 10% and 7% respectively, each compared to the second quarter of 2008.
    Complete vehicle assembly sales decreased 60% to $423 million for the second quarter of 2009 compared to $1.1 billion for the second quarter of 2008, while complete vehicle assembly volumes declined 65% to approximately 14,100 units.
    Substantially as a result of the significant declines in vehicle production in North America and Europe, lower average dollar content per vehicle in these two markets, and decreases in assembly sales and tooling, engineering and other sales, our total sales decreased 45% to $3.7 billion for the second quarter of 2009 as compared to $6.7 billion for the second quarter of 2008.
    During the second quarter of 2009, operating loss was $237 million, net loss was $205 million and diluted loss per share was $1.83, decreases of $556 million, $432 million and $3.81, respectively, each compared to the second quarter of 2008.
    During the second quarter ended June 30, 2009, we generated cash from operations before changes in non-cash operating assets and liabilities of $87 million, and invested $55 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2009 were $273 million, including $150 million in fixed asset additions, $39 million to purchase subsidiaries and an $84 million increase in investments and other assets.

    SIX MONTHS ENDED JUNE 30, 2009
    ------------------------------

    During the six months ended June 30, 2009, vehicle production declined
50% to 3.5 million units in North America and 34% to 5.6 million units in Europe, each compared to the first six months of 2008.
    Also during the first six months of 2009, our North American and European average dollar content per vehicle decreased 3% and 5% respectively, each compared to the first six months of 2008.
    Complete vehicle assembly sales decreased 61% to $824 million for the six months ended June 30, 2009 compared to $2.1 billion for the six months ended June 30, 2008, while complete vehicle assembly volumes declined 69% to approximately 26,100.
    As a result of the significant declines in vehicle production in North America and Europe, lower average dollar content per vehicle in these two markets, and decreases in Rest of World sales, assembly sales and tooling, engineering and other sales, our total sales decreased 45% to $7.3 billion for the six months ended June 30, 2009 as compared to $13.3 billion for the six months ended June 30, 2008.
    During the six months ended June 30, 2009, operating loss was $467 million, net loss was $405 million and diluted loss per share was $3.62, decreases of $1.1 billion, $839 million and $7.37, respectively, each compared to the first six months of 2008.
    During the six months ended June 30, 2009, we generated cash from operations before changes in non-cash operating assets and liabilities of $96 million, and invested $107 million in non-cash operating assets and liabilities. Total investment activities for the first six months of 2009 were $391 million, including $246 million in fixed asset additions, $39 million to purchase subsidiaries, and a $106 million increase in investments and other assets.
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 71,000 employees in 247 manufacturing operations and 86 product development and engineering centres in 25 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Friday, August 7, 2009 at 8:30 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-909-4147. The number for overseas callers is 1-212-231-2911. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at 905-726-
    7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our proposed purchase of an equity stake in Opel and the potential impact of an ownership stake in an OEM; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the impact of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
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    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2009 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2008 included in our 2008 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with Canadian GAAP.
    This MD&A has been prepared as at August 6, 2009.

    OVERVIEW
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    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2009, we had 247 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.
    Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
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    The second quarter of 2009 was another challenging period for Magna, particularly in North America. Vehicle production in North America declined 49% compared to the second quarter of 2008, and increased only modestly compared to the depressed production levels in the first quarter of 2009. Continued weak automotive sales and high dealer inventories for many vehicles were largely responsible for the significant year-over-year decline in vehicle production. In addition, during the second quarter of 2009, both General Motors and Chrysler (our largest and fourth largest customers, respectively, based on 2008 sales) filed for bankruptcy protection in the United States. Chrysler substantially ceased its vehicle production for the duration of the period it was under bankruptcy protection and, consequently, Chrysler's North American vehicle production in the second quarter of 2009 declined 84% as compared to the second quarter of 2008. Although General Motors did not cease operations at all of its North American vehicle assembly facilities while under bankruptcy protection, a number of its facilities were shut down for extended periods of time, leading to a 53% decline in General Motors vehicle production in the second quarter of 2009 as compared to the second quarter of 2008.
    European vehicle production for the second quarter of 2009 declined 28% compared to the second quarter of 2008, although it improved 21% from the first quarter of 2009. Vehicle "scrappage" programs in effect this year in a number of European countries have benefitted European automotive sales and contributed in large part to the quarterly improvement in European vehicle production from the first quarter to the second quarter of 2009. Recently, the United States implemented the Car Allowance Rebate System ("CARS"), an incentive program effective July 24, 2009 (for vehicles purchased on or after July 1, 2009), which appears to be stimulating sales of new vehicles in the United States.
    The difficult automotive environment, particularly in North America, adversely impacted our financial results for the second quarter of 2009. Our total sales decreased by 45% for the second quarter of 2009 as compared to the second quarter of 2008 as a result of: the significant declines in vehicle production in our two principal markets; a 60% decrease in complete vehicle assembly sales; and a 16% decrease in tooling and other sales. Operating income for the second quarter of 2009 decreased $556 million to a loss of $237 million, from operating income of $319 million in the second quarter of 2008.
    Despite the significant year-over-year declines in sales and operating income we improved our financial results, excluding unusual items, from the first quarter of 2009 to the second quarter of 2009. While total sales in the second quarter of 2009 increased only $131 million from the first quarter of 2009, we reduced our operating loss, excluding unusual items, by $48 million. Second quarter 2009 financial results benefitted from the higher sequential European automotive production, continued restructuring activities, the implementation of additional cost-saving measures, and recent acquisitions, all relative to the first quarter of 2009.
    New Chrysler and General Motors companies were formed in June and July of this year, respectively, in connection with the bankruptcies of these OEMs, and the continuing operations of these new companies are no longer subject to bankruptcy protection. As a result of the U.S. Administration's efforts to protect the automotive supply base in the bankruptcy process, we were able to avoid a significant adverse impact on our profitability and financial condition.
    There appear to be signs of improvement in certain key automotive markets. Recent U.S. monthly sales rates appear to have stabilized, with July's U.S. auto sales rate being the highest thus far in 2009, driven in part by the CARS incentive program. North American dealer inventories have declined, and are now below long-term average levels, while Western European auto sales have been improving in recent months. OEM production schedules in North America and Europe, while still low by recent historical standards, point to increases in the second half of 2009, compared to the first half of 2009.
    We have taken steps to further improve our competitive position. In the second quarter of 2009, we secured a significant amount of takeover business, in addition to the amount awarded to us in the first quarter of 2009. We continue to make selective acquisitions, such as Cadence Innovation s.r.o, located primarily in the Czech Republic ("Cadence"), and several facilities in Mexico and the U.S. from Meridian Automotive Systems Inc. ("Meridian"). We also continue to restructure our operations in our traditional markets to right-size our capacity. In addition to reduced discretionary spending, we have initiated a number of cost saving actions, including employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes. Some of these actions began to benefit our operating results in the second quarter of 2009, while others will impact results in future quarters.
    Our strong financial position allows us to continue to invest in innovation. In particular, over the past few years, we have been investing to expand our capabilities and footprint in the electronics area. We see electronics content, particularly in the area of driver assistance systems, as an area of future growth for the automotive industry and for Magna. However, further investments are required in the coming years before we generate appropriate returns from these investments. In the meantime, we expect our electronics investments to continue to negatively impact our earnings, as such investments did in the second quarter of 2009.
    More recently, we have been investing to develop our component, system and integration capabilities in the growing hybrid/electric vehicle market. This market is becoming more significant globally each year, and certain long-term industry forecasts indicate considerable future growth. We are developing capabilities across a number of areas/systems that are unique to hybrid/electric vehicles, including motors and controllers, inverters, converters, chargers, transfer cases and electric pumps. However, additional investments are also required in this area, and we expect our continued investments to negatively impact our earnings in the near term, as such investments did in the second quarter of 2009.
    Last month we announced that, together with the Savings Bank of the Russian Federation ("Sberbank"), we jointly submitted a revised offer to acquire a 55% interest in Adam Opel GmbH ("Opel") as part of a proposed solution that is intended to assure the long-term viability of Opel. Under the offer, the acquired 55% interest in Opel would be owned by a 50:50 Magna/Sberbank consortium (the "Consortium"), with General Motors Company ("General Motors") retaining a 35% interest and Opel employees acquiring 10% as part of a new labour framework. The offer was made in response to a request by General Motors for final offers regarding Opel. The offer contemplates a total equity investment by the Consortium of (euro)500 million over time.
    The Opel Trust, whose Advisory Board includes two representatives of the German government and two representatives of General Motors, owns 65% of Opel and is expected to review the submitted offers and supervise the sale process.
    If the offer is successful, any transaction between the Consortium and General Motors would be subject to finalization of definitive agreements and other conditions, including government-backed financing. Therefore, there is no assurance at this time that any transaction will result from the current involvement of Magna and Sberbank.
    If the Consortium is successful in completing the acquisition, Magna will put in place appropriate "firewalls" to ensure that its current business will operate independently from Opel.

    FINANCIAL RESULTS SUMMARY
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    During the second quarter of 2009, we posted sales of $3.7 billion, a decrease of 45% from the second quarter of 2008. This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales offset in part by increases in our Rest of World production sales. Comparing the second quarter of 2009 to the second quarter of 2008:

    - North American average dollar content per vehicle decreased 10%, while vehicle production declined 49%;
    - European average dollar content per vehicle decreased 7%, while vehicle production declined 28%; and
    - Complete vehicle assembly sales decreased 60% to $423 million from $1,054 million and complete vehicle assembly volumes declined 65%.

    During the second quarter of 2009, we incurred an operating loss of $237 million compared to operating income of $319 million for the second quarter of 2008. Excluding the unusual items recorded in the second quarters of 2009 and 2008, as discussed in the "Unusual Items" section, the $510 million decrease in operating income was substantially due to decreased margin earned on reduced sales as a result of significantly lower vehicle production volumes, in particular at Chrysler and General Motors. In addition, the remaining decrease in operating income was primarily due to:

    - a favourable settlement on research and development incentives during the second quarter of 2008;
    - incremental costs associated with restructuring and downsizing activities;
    - a favourable revaluation of warranty accruals during the second quarter of 2008;
    -   electric vehicle development costs;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   increased commodity costs;
    -   additional supplier insolvency costs;
    -   costs incurred to develop and grow our electronics capabilities; and
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States.

    These factors were partially offset by:

    -   no employee profit sharing to for the second quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    - the benefit of restructuring and downsizing activities undertaken during or subsequent to the second quarter of 2008;
    -   lower incentive compensation;
    - cost savings initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes;
    - incremental margin earned from acquisitions completed during or subsequent to the second quarter of 2008; and
    - the sale of certain underperforming divisions during or subsequent to the second quarter of 2008.

    During the second quarter of 2009, we incurred a net loss of $205 million compared to net income of $227 million for the second quarter of 2008. Excluding the unusual items recorded in the second quarters of 2009 and 2008, as discussed in the "Unusual Items" section, net income for the second quarter of 2009 decreased $378 million. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.
    During the second quarter of 2009, our diluted loss per share was $1.83 compared to diluted earnings per share of $1.98 for the second quarter of 2008. Excluding the unusual items recorded in the second quarters of 2009 and 2008, as discussed in the "Unusual Items" section, diluted earnings per share for the second quarter of 2009 decreased $3.33. The decrease in diluted earnings per share is as a result of the decrease in net income combined with a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Class A Subordinate Voting Shares during or subsequent to the second quarter of 2008 under the terms of our ongoing Normal Course Issuer Bid and a reduction in the number of diluted shares associated with debentures and stock options, since such shares were anti-dilutive in the second quarter of 2009.

    UNUSUAL ITEMS
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    During the three months ended March 31, 2009 and 2008 there were no unusual items recorded. During the three months and six months ended June 30, 2009 and 2008, we recorded certain unusual items as follows:


                                    2009                       2008
                       --------------------------- --------------------------
                                          Diluted                    Diluted
                        Operat-          Earnings   Operat-         Earnings
                            ing      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
    -------------------------------------------------------------------------

    Impairment
     charges(1)          $  (75)  $  (75) $ (0.67) $    (9) $    (7) $ (0.06)
    Restructuring
     charges(1)              (6)      (6)   (0.05)       -        -        -
    Curtailment gain(2)      26       20     0.18        -        -        -
    -------------------------------------------------------------------------
    Total second quarter
     and year to date
     unusual items       $  (55)  $  (61) $ (0.54) $    (9) $    (7) $ (0.06)
    -------------------------------------------------------------------------
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    (1) Restructuring and Impairment Charges

        (a)   For the six months ended June 30, 2009

              Historically, we complete our annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with our annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

              After failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, during the second quarter of 2009, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

              Therefore, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009, we recorded a $75 million goodwill impairment at our Powertrain North America reporting unit, representing our best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

              During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility, substantially all of which will be paid subsequent to 2009.

        (b)   For the six months ended June 30, 2008

              During the second quarter of 2008, we recorded asset impairments of $5 million relating to specific assets at a seating systems facility in North America and $4 million relating to specific assets at an interior systems facility in Europe.

    (2) Curtailment gain

        During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

    INDUSTRY TRENDS AND RISKS
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    Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2008, also affect our success. The economic, industry and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2009, except that:

    - On June 1, 2009, the U.S. Bankruptcy Court, Southern District of New York approved the sale, pursuant to Section 363 of the U.S. Bankruptcy Code, of Chrysler LLC's principal assets and operations to Chrysler Group LLC, a new company formed in alliance with Fiat SpA. As a result of the sale, which was completed on June 10, 2009, the continuing operations of the new Chrysler are no longer subject to bankruptcy protection.

        On July 6, 2009, the U.S. Bankruptcy Court, Southern District of
        New York approved the sale, pursuant to Section 363 of the U.S. Bankruptcy Code, of General Motors Corporation's principal assets and operations to General Motors Company, a new company owned primarily by the United States, Canadian and Ontario governments, and by a trust for providing medical benefits to United Auto Workers retirees. As a result of the sale, which was completed on July 10, 2009, the continuing operations of the new General Motors are no longer subject to bankruptcy protection.

    - As a result of the successful restructuring of Chrysler's and General Motors' operations out of bankruptcy, our credit risk related to Chrysler and General Motors has significantly diminished.

    - As previously disclosed, Magna and Sberbank have jointly submitted a revised offer to acquire a 55% equity interest in General Motors' European subsidiary, Opel through the Consortium. The Opel Trust is expected to review the submitted offers and supervise the sale process. There is no assurance as at the date of this MD&A that any transaction will result from the current involvement of Magna and Sberbank.

        If we complete the purchase of an equity stake in Opel, we will be subject to a number of risks, including:

        - the possibility that the terms and conditions of the definitive agreements we enter into in connection with the acquisition may differ from those currently proposed;
        - the risk that, despite any "firewalls" we implement to separate our operations from those of Opel's, some of our OEM customers may prefer to purchase components and systems from suppliers which do not own an equity stake in an OEM;
        - the likelihood that we will cease to be in compliance with certain covenants relating to our credit facility and will, as a result, need to renegotiate credit terms with our lending syndicate; and
        - various risks associated with the operation of an automotive OEM business.

    - On June 24, 2009, the United States Government passed legislation establishing the CARS program, effective July 24, 2009 (for vehicles purchased on or after July 1, 2009). Under the CARS program, vehicle owners meeting specified criteria can receive monetary credit for trading in their older, less efficient vehicles and purchasing or leasing newer, more efficient vehicles. As at the date of this MD&A, the initial funds allocated to the CARS program had been effectively exhausted, however, the U.S. Congress appears set to pass legislation that will allocate an additional $2 billion in funding to the program. Similar programs in certain European countries have had a positive short-term effect on vehicle production and sales to date in 2009, however, it is too early to determine the impact of the CARS program on North American vehicle production and sales for the full year 2009 and beyond.

    RESULTS OF OPERATIONS
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    Average Foreign Exchange

                                   For the three months   For the six months
                                        ended June 30,       ended June 30,
                                  ---------------------- --------------------
                                     2009   2008 Change   2009   2008 Change
    -------------------------------------------------------------------------

    1 Canadian dollar equals
     U.S. dollars                   0.863  0.991  - 13%  0.832  0.994  - 16%
    1 euro equals U.S. dollars      1.369  1.562  - 12%  1.335  1.530  - 13%
    1 British pound equals
     U.S. dollars                   1.554  1.970  - 21%  1.494  1.974  - 24%
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2009
    -------------------------------------------------------------------------

    Sales
                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of
     units)
      North America                              1.768      3.479      - 49%
      Europe                                     3.075      4.251      - 28%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     768  $     858      - 10%
      Europe                                 $     467  $     500      -  7%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                        $   1,357  $   2,986      - 55%
        Europe                                   1,435      2,126      - 33%
        Rest of World                              154        148      +  4%
      Complete Vehicle Assembly                    423      1,054      - 60%
      Tooling, Engineering and Other               336        399      - 16%
    -------------------------------------------------------------------------
    Total Sales                              $   3,705  $   6,713      - 45%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    External Production Sales - North America

    External production sales in North America decreased 55% or $1.6 billion to $1.4 billion for the second quarter of 2009 compared to $3.0 billion for the second quarter of 2008. This decrease in production sales reflects a 49% decrease in North American vehicle production volumes as discussed in the "Highlights" section above combined with a 10% decrease in our North American average dollar content per vehicle. More importantly, during the second quarter of 2009 our largest customers in North America continued to reduce vehicle production volumes compared to the second quarter of 2008. While North American vehicle production volumes declined 49% in the second quarter of 2009 compared to the second quarter of 2008, Chrysler and GM vehicle production declined 84% and 53%, respectively. Due in part to their bankruptcy protection filings, Chrysler and GM stopped or reduced vehicle production at many of their North American assembly operations during the second quarter of 2009.
    Our average dollar content per vehicle declined by 10% or $90 to $768 for the second quarter of 2009 compared to $858 for the second quarter of 2008 primarily as a result of:

    - Chrysler and GM programs impacted by the stoppages and reductions in vehicle production, as noted above including the:
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chrysler 300 and 300C and Dodge Charger;
        -  Dodge Journey;
        -  Jeep Wrangler;
        -  Jeep Liberty;
        -  Dodge Avenger and Chrysler Sebring; and
        -  Jeep Grand Cherokee;
        -  GM full-sized SUVs and pickups;
        -  Chevrolet Cobalt and Pontiac G5; and
        -  Saturn Vue;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar;
    - programs that ended production during or subsequent to the second quarter of 2008, including the:
        -  Chevrolet Trailblazer and GMC Envoy; and
        -  Dodge Durango and Chrysler Aspen; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    - increased production and/or content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute;
        -  Ford Fusion, Mercury Milan and Lincoln MKZ;
        -  Ford Edge, Lincoln MKX;
        -  Mercedes-Benz R-Class, M-Class and GL-Class; and
        -  Saturn Outlook, Buick Enclave and GMC Acadia;
    - the launch of new programs during or subsequent to the second quarter of 2008, including the:
        -  Chevrolet Traverse;
        -  Ford F-Series and Lincoln Mark LT; and
        -  Chevrolet Camaro; and
    - acquisitions completed during or subsequent to the second quarter of 2008, including a substantial portion of Plastech Engineered Products Inc.'s ("Plastech") exteriors business.

    External Production Sales - Europe

    External production sales in Europe decreased 33% or $0.7 billion to $1.4 billion for the second quarter of 2009 compared to $2.1 billion for the second quarter of 2008. This decrease in production sales reflects a 28% decrease in European vehicle production volumes as discussed in the "Highlights" section above combined with a 7% decrease in our European average dollar content per vehicle.
    Our average dollar content per vehicle declined by 7% or $33 to $467 for the second quarter of 2009 compared to $500 for the second quarter of 2008, primarily as a result of:

    - the impact of lower production and/or content on certain programs, including the:
        -  Mercedes-Benz C-Class;
        -  Ford Transit;
        -  Porsche Cayenne and Volkswagen Touareg;
        -  Volkswagen Transporter;
        -  Opel/Vauxhall Vivaro, Nissan Primastar and Renault Trafic;
        -  Mercedes-Benz SLK;
        -  BMW X3;
        -  Opel/Vauxhall Astra Twin Top; and
        -  Audi Q7;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the sale of certain facilities during or subsequent to the second quarter of 2008; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the second quarter of 2008, including the:
        -  Audi Q5;
        -  Volkswagen Golf;
        -  MINI Cooper Convertible;
        -  Audi A5 Cabrio; and
        -  Peugeot 308 CC;
    - acquisitions completed during or subsequent to the second quarter of 2008, including:
        - Cadence, a manufacturer of exterior and interior systems primarily located in the Czech Republic; and
        - Technoplast ("Technoplast"), a supplier of plastic exterior and interior components located in Russia; and
    - increased production and/or content on certain programs, including the:
        -  Opel/Vauxhall Insignia; and
        -  Volkswagen Tiguan.

    External Production Sales - Rest of World

    External production sales in Rest of World increased 4% or $6 million to $154 million for the second quarter of 2009 compared to $148 million for the second quarter of 2008 primarily as a result of:

    - increased production and/or content on certain programs in China and Brazil;
    - the launch of new programs during or subsequent to the second quarter of 2008 in China; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

    These factors were partially offset by:

    - a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real and Korean Won, each against the U.S. dollar; and
    - decreased production and/or content on certain programs, particularly in Korea and South Africa.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $     423  $   1,054      - 60%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and Saab
         93 Convertible                         13,268     31,413      - 58%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300, and
         Jeep Commander                            783      8,313      - 91%
    -------------------------------------------------------------------------
                                                14,051     39,726      - 65%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 60% or $631 million to $423 million for the second quarter of 2009 compared to $1.05 billion for the second quarter of 2008 and assembly volumes decreased 65% or 25,675 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout 2009 to 2013.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 16% or $63 million to $336 million for the second quarter of 2009 compared to $399 million for the second quarter of 2008.
    In the second quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:

    -   MINI Cooper, Clubman, Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Buick LaCrosse;
    -   Audi Q3;
    -   Porsche 911;
    -   Opel/Vauxhall Astra;
    -   Dodge Journey;
    -   BMW X3;
    -   Volkswagen Golf;
    -   Porsche Cayenne and Volkswagen Touareg; and
    -   Chevrolet Equinox and GMC Terrain.

    In the second quarter of 2008, the major programs for which we recorded tooling, engineering and other sales were the:

    -   Mazda 6;
    -   MINI Cooper, Clubman, Crossman;
    -   Mercedes-Benz C-Class;
    -   Renault Trafic and Nissan Primastar;
    -   Suzuki XL7;
    -   GM full-size pickups;
    -   BMW X3;
    -   Audi A5;
    -   Honda Pilot; and
    -   Porsche Boxster.

    In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

    Gross Margin

    Gross margin decreased $596 million to $299 million for the second quarter of 2009 compared to $895 million for the second quarter of 2008 and gross margin as a percentage of total sales decreased to 8.1% for the second quarter of 2009 compared to 13.3% for the second quarter of 2008. The unusual items discussed in the "Unusual Items" section positively impacted gross margin as a percentage of total sales in the second quarter of 2009 by 0.6%. Excluding these unusual items, the 5.8% decrease in gross margin as a percentage of total sales was substantially as a result of lower gross margin earned due to the significant decline in vehicle production volumes. In addition, gross margin as a percentage of total sales was negatively impacted by:

    - a favourable settlement on research and development incentives during the second quarter of 2008;
    - a favourable revaluation of warranty accruals during the second quarter of 2008;
    -   electric vehicle development costs;
    -   increased commodity costs;
    - incremental costs associated with restructuring and downsizing activities, primarily in North America;
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   costs incurred to develop and grow our electronics capabilities;
    -   costs incurred in preparation for upcoming launches;
    -   additional supplier insolvency costs; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    -   productivity and efficiency improvements at certain facilities;
    -   lower employee profit sharing;
    - a decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
    -   the decrease in tooling and other sales that earn low or no margins;
    - the benefit of restructuring and downsizing activities that were undertaken during or subsequent to the second quarter of 2008; and
    - the benefit of cost saving initiatives, including employee reductions, short work week schedules and benefit plan changes.

    Depreciation and Amortization

    Depreciation and amortization costs decreased 21% or $47 million to $181 million for the second quarter of 2009 compared to $228 million for the second quarter of 2008. The decrease in depreciation and amortization was primarily as a result of:

    - the impairment of certain assets subsequent to the second quarter of 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in North America;
    - a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
    - the sale or disposition of certain facilities subsequent to the second quarter of 2008.

    These factors were partially offset by acquisitions completed and capital spending during or subsequent to the second quarter of 2008.

    Selling, General and Administrative ("SG&A")

    SG&A expense as a percentage of sales was 7.4% for the second quarter of 2009, compared to 5.4% for the second quarter of 2008. This increase was substantially due to the significant decrease in sales as a result of significantly lower vehicle production volumes. SG&A expense decreased 24% or $89 million to $275 million for the second quarter of 2009 compared to $364 million for the second quarter of 2008. The decrease in SG&A expense was primarily as a result of:

    -   lower incentive compensation;
    - reduced spending at certain facilities as a result of restructuring activities and downsizing that were initiated subsequent to the second quarter of 2008;
    - management cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;
    - a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
    - the sale or disposition of certain facilities during or subsequent to the second quarter of 2008.

    These factors were partially offset by:

    -   higher restructuring and downsizing costs; and
    - acquisitions completed during or subsequent to the second quarter of 2008.

    Impairment Charges

    Impairment charges increased to $75 million for the second quarter of 2009 compared to $9 million for the second quarter of 2008. Impairment charges have been discussed in the "Unusual Items" section.


    Earnings (loss) before Interest and Taxes ("EBIT")(1)

                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    North America                            $    (199) $     141  $    (340)
    Europe                                         (40)       145       (185)
    Rest of World                                    8         13         (5)
    Corporate and Other                             (3)         5         (8)
    -------------------------------------------------------------------------
    Total EBIT                               $    (234) $     304  $    (538)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the second quarters of 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items" section.

                                                        For the three months
                                                              ended June 30,
                                                        ---------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    North America
      Impairment charges                                $     (75) $      (5)
      Restructuring charges                                    (6)         -
      Curtailment gain                                         26          -
    -------------------------------------------------------------------------
                                                              (55)        (5)
    -------------------------------------------------------------------------

    Europe
      Impairment charges                                        -         (4)
    -------------------------------------------------------------------------
                                                        $     (55) $      (9)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest expense (income).

    North America

    EBIT in North America decreased $340 million to a loss of $199 million for the second quarter of 2009 compared to earnings of $141 million for the second quarter of 2008. Excluding the North American unusual items discussed in the "Unusual Items" section, the $290 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes, in particular on most Chrysler and General Motors programs. In addition, EBIT was negatively impacted by:

    - a favourable settlement on research and development incentives during the second quarter of 2008;
    - incremental costs associated with restructuring and downsizing activities;
    -   electric vehicle development costs;
    -   additional supplier insolvency costs;
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the second quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    - the benefit of restructuring and downsizing activities undertaken during or subsequent to the second quarter of 2008;
    -   lower incentive compensation;
    -   lower warranty costs; and
    -   incremental margin earned from the acquisition from Plastech; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes.

    Europe

    EBIT in Europe decreased $185 million to a loss of $40 million for the second quarter of 2009 compared to earnings of $145 million for the second quarter of 2008. Excluding the European unusual items discussed in the "Unusual Items" section above, the $189 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes, in particular on many high content programs. In addition, EBIT was negatively impacted by:

    - a favourable revaluation of warranty accruals during the second quarter of 2008;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   increased commodity costs;
    -   incremental costs associated with downsizing activities;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the second quarter of 2009;
    -   incremental margin earned related to the acquisition of Cadence;
    -   lower incentive compensation;
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions; and
    - the sale of certain underperforming divisions during or subsequent to the second quarter of 2008.

    Rest of World

    Rest of World EBIT decreased $5 million to $8 million for the second quarter of 2009 compared to $13 million for the second quarter of 2008 primarily as a result of costs incurred at new facilities, substantially in India partially offset by incremental margin earned on new programs that launched during or subsequent to the second quarter of 2008 in China.

    Corporate and Other

    Corporate and Other EBIT decreased $8 million to a loss of $3 million for the second quarter of 2009 compared to earnings of $5 million for the second quarter of 2008 primarily as a result of:

    -   a decrease in affiliation fees earned from our divisions; and
    -   a decrease in equity income earned.

    These factors were partially offset by:

    -   lower executive compensation; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes.

    Interest Expense (Income), net

    During the second quarter of 2009, we recorded net interest expense of $3 million, compared to $15 million of net interest income for the second quarter of 2008. The $18 million decrease in net interest income is as a result of:

    - a decrease in interest income earned on lower cash and cash equivalent balances;
    -   a decrease in interest income earned due to lower interest rates; and
    -   an increase in interest expense paid on higher short-term borrowings.

    These factors were partially offset by a reduction in interest expense on long-term debt due to the repayment of our senior unsecured notes.

    Operating Income (Loss)

    Operating income decreased $556 million to a loss of $237 million for the second quarter of 2009 compared to earnings of $319 million for the second quarter of 2008. Excluding the unusual items discussed in the "Unusual Items" section, operating income for the second quarter of 2009 decreased $510 million. The decrease in operating income is the result of the decreases in EBIT and net interest income earned, both as discussed above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) decreased to 13.6% for the second quarter of 2009 compared to 29.8% for the second quarter of 2008. In the second quarters of 2009 and 2008, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section. Excluding unusual items, our effective income tax rate decreased to 21.1% for the second quarter of 2009 compared to 29.6% for the second quarter of 2008. The change in the effective income tax rate is substantially as a result of an increase in losses not benefitted, primarily at certain facilities in the United States and Europe.

    Net Income (Loss)

    Net income decreased $432 million to a net loss of $205 million for the second quarter of 2009 compared to net income of $227 million for the second quarter of 2008. Excluding the unusual items discussed in the "Unusual Items" section, net income decreased $378 million. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

    Earnings (Loss) per Share
                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Earnings (loss) per Class A Subordinate
     Voting or Class B Share
      Basic                                  $   (1.83) $    2.01  $   (3.84)
      Diluted                                $   (1.83) $    1.98  $   (3.81)
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      111.7      113.1       - 1%
      Diluted                                    111.7      115.5       - 3%
    -------------------------------------------------------------------------

    Diluted earnings per share decreased $3.81 to a loss of $1.83 for the second quarter of 2009 compared to earnings of $1.98 for the second quarter of 2008. Excluding the unusual items, discussed in the "Unusual Items" section, diluted earnings per share decreased $3.33 from the second quarter of 2008 as a result of a decrease in net income (excluding unusual items) described above, combined with a decrease in the weighted average number of diluted shares outstanding during the quarter.
    The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Class A Subordinate Voting Shares subsequent to the second quarter of 2008 under the terms of our ongoing Normal Course Issuer Bid and a reduction in the number of diluted shares associated with debentures and stock options since such shares were anti-dilutive in the second quarter of 2009, and.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    ------------------------------------------------------------------------

    Cash Flow from Operations

                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Net (loss) income                        $    (205) $     227
    Items not involving current cash flows         292        266
    -------------------------------------------------------------------------
                                                    87        493  $    (406)
    Changes in non-cash operating assets and
     liabilities                                   (55)      (289)
    -------------------------------------------------------------------------
    Cash provided from operating activities  $      32  $     204  $    (172)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $406 million to $87 million for the second quarter of 2009 compared to $493 million for the second quarter of 2008. The decrease in cash flow from operations was due to a $432 million decrease in net income, as discussed above, partially offset by a $26 million increase in items not involving current cash flows primarily as a result of the $75 million goodwill impairment charge offset in part by the $26 million curtailment gain. Items not involving current cash flows are comprised of the following:

                                                        For the three months
                                                              ended June 30,
                                                        ---------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    Depreciation and amortization                       $     181  $     228
    Long-lived asset impairments                               75          9
    Amortization of other assets included in cost of
     goods sold                                                23         17
    Other non-cash charges                                     20         16
    Amortization of employee wage buydown                       6         10
    Equity income                                               2        (10)
    Future income taxes and non-cash portion of current
     taxes                                                     11         (4)
    Curtailment gain                                          (26)         -
    -------------------------------------------------------------------------
    Items not involving current cash flows              $     292  $     266
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash invested in non-cash operating assets and liabilities amounted to $55 million for the second quarter of 2009 compared to $289 million for the second quarter of 2008. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:


                                                        For the three months
                                                              ended June 30,
                                                        ---------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    Accounts receivable                                 $     192  $     (20)
    Inventories                                               (25)       (81)
    Income taxes receivable                                   (24)       (58)
    Prepaid expenses and other                                  3        (90)
    Accounts payable                                         (111)        37
    Accrued salaries and wages                                (96)       (81)
    Other accrued liabilities                                  11          9
    Deferred revenue                                           (5)        (5)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                        $     (55) $    (289)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The decrease in accounts receivable and accounts payable in the second quarter of 2009 was primarily due to lower sales related to the downturn in the automotive sector, offset in part by Chrysler receivables that were collected subsequent to June 30, 2009. The increase in inventories relates to several tooling programs in Europe and production inventory builds substantially in North America to ensure availability of parts in the event of supply disruptions. The decrease in accrued salaries and wages was primarily due to the reduction in employee profit sharing and the payment of the second instalment of wage buydowns at a powertrain systems facility in the United States. The increase in income taxes receivable was primarily due to losses that can be carried back to prior years in Canada net of tax refunds received in Canada and the United States.

    Capital and Investment Spending

                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Fixed asset additions                    $    (150) $    (187)
    Investments and other assets                   (84)       (82)
    -------------------------------------------------------------------------
    Fixed assets, investments and other assets
     additions                                    (234)      (269)
    Purchase of subsidiaries                       (39)       (97)
    Proceeds from disposition                        7         19
    -------------------------------------------------------------------------
    Cash used for investing activities       $    (266) $    (347) $      81
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Fixed and other assets additions

    In the second quarter of 2009, we invested $150 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2009 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2009 and capital related to takeover business awarded during 2009.
    In the second quarter of 2009, we invested $84 million in other assets related primarily to fully reimbursable planning and engineering costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the second quarter of 2009.

    Purchase of subsidiaries

    During the second quarter of 2009, we invested $39 million to purchase subsidiaries, including:

    - Cadence, a manufacturer of exterior and interior systems primarily located in the Czech Republic; and
    - several facilities in the United States and Mexico from Meridian, which supply interior and exterior composites.

    Proceeds from disposition

    Proceeds from disposition in the second quarter of 2009 and 2008 were $7 million and $19 million, respectively, which represent normal course fixed and other asset disposals.

    Financing

                                             For the three months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Increase in bank indebtedness            $     159  $      27
    Repayments of debt                             (10)       (16)
    Issues of debt                                   1          -
    Repurchase of Class A Subordinate Voting
     Shares                                          -       (134)
    Cash dividends paid                              -        (40)
    -------------------------------------------------------------------------
    Cash provided from (used for) financing
     activities                              $     150  $    (163) $     313
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in bank indebtedness during the second quarter of 2009 relates primarily to the draw down on our term and operating lines of credit in Europe that was required to fund current European operations. Subsequent to June 30, 2009 substantially all of the indebtedness was repaid through cash resources.
    During the second quarter of 2008, we purchased 1.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $134 million under a normal course issuer bid.
    During the second quarter of 2009, our Board of Directors suspended payment of dividends. As a result, no cash dividends were paid on our Class A Subordinate Voting or Class B Share for the second quarter of 2009. This compares to a dividend payment of $0.36 per Class A Subordinate Voting or Class B Share for the second quarter of 2008.

    Financing Resources

                                                 As at      As at
                                               June 30,  December
                                                  2009   31, 2008     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                      $     291  $     909
      Long-term debt due within one year           250        157
      Long-term debt                               123        143
    -------------------------------------------------------------------------
                                                   664      1,209
    Shareholders' equity                         7,123      7,363
    -------------------------------------------------------------------------
    Total capitalization                     $   7,787  $   8,572  $    (785)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total capitalization decreased by $0.8 billion to $7.8 billion at June 30, 2009 compared to $8.6 billion at December 31, 2008. The decrease in capitalization was a result of a $0.6 billion decrease in liabilities and a $0.2 billion decrease in shareholders' equity.
    The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in February and March 2009 partially offset by the draw down on our lines of credit during the second quarter of 2009 in Europe and debt assumed on the Cadence acquisition.
    The decrease in shareholders' equity was primarily as a result of:

    -   net loss incurred during the first six months of 2009; and
    -   dividends paid during the first quarter of 2009.

    These factors were partially offset by:

    - a $93 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar and British pound, each against the U.S. dollar between December 31, 2008 and June 30, 2009; and
    - net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.

    Cash Resources

    During the first six months of 2009, our cash resources decreased by $1.0 billion to $1.7 billion primarily as a result of the repayment of $0.6 billion on our outstanding lines of credit as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion. The unused and available portion of our lines of credit increased $0.6 billion to $1.6 billion during the first six months of 2009 due to the repayment on our operating lines.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at August 6, 2009 were exercised or converted:

    Class A Subordinate Voting and Class B Shares                112,613,071
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              3,805,701
    -------------------------------------------------------------------------
                                                                 117,515,361
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

         The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

    Contractual Obligations and Off-Balance Sheet Financing

    There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2009 that are outside the ordinary course of our business. Refer to our MD&A included in our 2008 Annual Report.


    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2009
    -------------------------------------------------------------------------

    Sales
                                               For the six months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              3.496      6.966      - 50%
      Europe                                     5.612      8.447      - 34%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     838  $     866      -  3%
      Europe                                 $     461  $     487      -  5%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                        $   2,928  $   6,035      - 51%
        Europe                                   2,587      4,111      - 37%
        Rest of World                              262        269      -  3%
      Complete Vehicle Assembly                    824      2,140      - 61%
      Tooling, Engineering and Other               678        780      - 13%
    -------------------------------------------------------------------------
    Total Sales                              $   7,279  $  13,335      - 45%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    External Production Sales - North America

    External production sales in North America decreased 51% or $3.1 billion to $2.9 billion for the six months ended June 30, 2009 compared to $6.0 billion for the six months ended June 30, 2008. This decrease in production sales reflects a 50% decrease in North American vehicle production volumes combined with a 3% decrease in our North American average dollar content per vehicle. More importantly, during the first half of 2009 our largest customers in North America continued to reduce vehicle production volumes compared to the first half of 2008. While North American vehicle production volumes declined 50% in the first six months of 2009 compared to the first six months of 2008, Chrysler and GM vehicle production declined 69% and 55%, respectively.
    Our average dollar content per vehicle declined by 3% or $28 to $838 for the six months ended June 30, 2009 compared to $866 for the six months ended June 30, 2008 primarily as a result of:

    - plant closures at Chrysler during most of May and June 2009 for all programs including the:
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chrysler 300 and 300C and Dodge Charger;
        -  Jeep Wrangler;
        -  Dodge Avenger and Chrysler Sebring;
        -  Jeep Liberty; and
        -  Dodge Caliber;
    - the impact of lower production and/or content on certain programs, including the:
        -  Chevrolet Cobalt and Pontiac G5;
        -  GM full-sized SUVs;
        -  Saturn Vue;
        -  Saturn Outlook, Buick Enclave and GMC Acadia; and
        -  Chevrolet Impala;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar;
    - programs that ended production during or subsequent to the six months ended June 30, 2008, including the:
        -  Chevrolet Trailblazer and GMC Envoy; and
        -  Dodge Durango and Chrysler Aspen; and
    -   customer price concessions subsequent to the six months ended
        June 30, 2008.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the six months ended June 30, 2008, including the:
        -  Ford F-Series and Lincoln Mark LT;
        -  Chevrolet Traverse;
        -  Dodge Ram;
        -  BMW X6;
        -  Ford Flex; and
        -  Chevrolet Camaro;
    - increased production and/or content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute;
        -  GM full-sized pickups; and
        -  Ford Fusion, Mercury Milan and Lincoln MKZ; and
    - acquisitions completed during or subsequent to the six months ended June 30, 2008, including
        -  a substantial portion of Plastech's exteriors business;
        - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation.

    External Production Sales - Europe

    External production sales in Europe decreased 37% or $1.5 billion to $2.6 billion for the six months ended June 30, 2009 compared to $4.1 billion for the six months ended June 30, 2008. This decrease in production sales reflects a 34% decrease in European vehicle production volumes combined with a 5% decrease in our European average dollar content per vehicle.
    Our average dollar content per vehicle declined by 5% or $26 to $461 for the six months ended June 30, 2009 compared to $487 for the six months ended June 30, 2008, primarily as a result of:

    - the impact of lower production and/or content on certain programs, including the:
        -  Ford Transit;
        -  Mercedes-Benz C-Class;
        -  Porsche Cayenne and Volkswagen Touareg;
        -  BMW X3;
        -  Opel/Vauxhall Vivaro, Nissan Primastar and Renault Trafic;
        -  Mercedes-Benz SLK; and
        -  Volkswagen Transporter;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the sale of certain facilities during or subsequent to the six months ended June 30, 2008; and
    -   customer price concessions subsequent to the six months ended
        June 30, 2008.

    These factors were partially offset by:

    - the launch of new programs during or subsequent to the six months ended June 30, 2008, including the:
        -  Audi Q5;
        -  Volkswagen Golf;
        -  Opel/Vauxhall Insignia; and
        -  MINI Cooper Convertible;
    - acquisitions completed during or subsequent to the six months ended June 30, 2008, including Cadence and Technoplast; and
    - increased production and/or content on certain programs, including the Volkswagen Tiguan.

    External Production Sales - Rest of World

    External production sales in Rest of World decreased 3% or $7 million to $262 million for the second quarter of 2009 compared to $269 million for the second quarter of 2008 primarily as a result of:

    - a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and
    - decreased production and/or content on certain programs, particularly in Korea and South Africa.

    These factors were partially offset by:

    - increased production and/or content on certain programs in China and Brazil;
    - the launch of new programs during or subsequent to the first six months of 2008 in China; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

    Complete Vehicle Assembly Sales
                                               For the six months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales          $     824  $   2,140      - 61%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
         Saab 9(3) Convertible                  25,019     64,294      - 61%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         and Jeep Commander                      1,075     18,978      - 94%
    -------------------------------------------------------------------------
                                                26,094     83,272      - 69%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Complete vehicle assembly sales decreased 61% or $1.3 billion to $0.8 billion for the six months ended June 30, 2009 compared to $2.1 billion for the six months ended June 30, 2008 while assembly volumes decreased 69% or 57,178 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout 2009 to 2013.

    Tooling, Engineering and Other

    Tooling, engineering and other sales decreased 13% or $102 million to $678 million for the six months ended June 30, 2009 compared to $780 million for the six months ended June 30, 2008.
    In the six months ended June 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:

    -   MINI Cooper, Clubman and Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Cadillac SRX and Saab 9-4X;
    -   Chevrolet Equinox and GMC Terrain;
    -   BMW X3;
    -   Porsche Panamera;
    -   Buick LaCrosse;
    -   Audi Q3; and
    -   Opel/Vauxhall Astra.

    In the six months ended June 30, 2008, the major programs for which we recorded tooling, engineering and other sales were the:

    -   BMW Z4, X3 and 1-Series;
    -   GM full-size pickups;
    -   Mazda 6;
    -   MINI Cooper, Clubman and Crossman;
    -   Mercedes-Benz C-Class;
    -   Audi A5;
    -   Peugeot A58;
    -   Renault Trafic and Nissan Primastar;
    -   Ford F-Series; and
    -   Suzuki XL7.

    In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

    EBIT
                                               For the six months
                                                   ended June 30,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    North America                            $    (288) $     288  $    (576)
    Europe                                        (159)       264       (423)
    Rest of World                                    7         20        (13)
    Corporate and Other                            (21)        (1)       (20)
    -------------------------------------------------------------------------
    Total EBIT                               $    (461) $     571  $  (1,032)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Included in EBIT for the six-month periods ended June 30, 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                          For the six months
                                                              ended June 30,
                                                        ---------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    North America
      Impairment charges                                $     (75) $      (5)
      Restructuring charges                                    (6)         -
      Curtailment gain                                         26          -
    -------------------------------------------------------------------------
                                                              (55)        (5)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                        -         (4)
    -------------------------------------------------------------------------
                                                        $     (55) $      (9)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America

    EBIT in North America decreased $576 million to a loss of $288 million for the six months ended June 30, 2009 compared to earnings of $288 million for the six months ended June 30, 2008. Excluding the North American unusual items discussed in the "Unusual Items" section, the $526 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes, in particular on many high content programs. In addition, EBIT was negatively impacted by:

    - incremental costs associated with restructuring and downsizing activities;
    - a favourable settlement on research and development incentives during the first six months 2008;
    -   electric vehicle development costs;
    -   additional supplier insolvency costs;
    - amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   increased commodity costs;
    -   costs incurred to develop and grow our electronics capabilities; and
    - customer price concessions subsequent to the first six months of 2008.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the first six months of 2009;
    -   lower incentive compensation;
    -   productivity and efficiency improvements at certain facilities;
    - the benefit of restructuring and downsizing activities undertaken during or subsequent to the second quarter of 2008;
    -   lower warranty costs;
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes; and
    -   incremental margin earned related to the acquisition from Plastech.

    Europe

    EBIT in Europe decreased $423 million to a loss of $159 million for the six months ended June 30, 2009 compared to earnings of $264 million for the six months ended June 30, 2008. Excluding the European unusual items discussed in the "Unusual Items" section, the $427 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes, in particular on many high content programs. In addition, EBIT was negatively impacted by:

    - a favourable revaluation of warranty accruals during the second quarter of 2008;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   increased commodity costs;
    -   incremental costs associated with downsizing activities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   customer price concessions subsequent to the second quarter of 2008.

    These factors were partially offset by:

    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the first six months of 2009;
    -   incremental margin earned related to the acquisition of Cadence;
    -   lower incentive compensation;
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions; and
    - the sale of certain underperforming divisions during or subsequent to the first six months of 2008.

    Rest of World

    EBIT in Rest of World decreased $13 million to $7 million for the six months ended June 30, 2009 compared to $20 million for the six months ended June 30, 2008 primarily as a result of costs incurred at new facilities, substantially in India partially offset by incremental margin earned on new programs that launched during or subsequent to the first six months of 2008 in China.

    Corporate and Other

    Corporate and Other EBIT decreased $20 million to a loss of $21 million for the six months ended June 30, 2009 compared to a loss of $1 million for the six months ended June 30, 2008 primarily as a result of:

    -   a decrease in affiliation fees earned from our divisions; and
    -   a decrease in equity income earned.

    These factors were partially offset by:

    - a $17 million write-down of our investment in asset-backed commercial paper during the first six months of 2008;
    -   decreased executive compensation; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims.
    Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------

    There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our proposed purchase of an equity stake in Opel and the potential impact of an ownership stake in an OEM; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the impact of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Sales                          $  3,705   $  6,713   $  7,279   $ 13,335
    -------------------------------------------------------------------------

    Costs and expenses
      Cost of goods sold        7     3,406      5,818      6,736     11,602
      Depreciation and
       amortization                     181        228        350        447
      Selling, general and
       administrative           8       275        364        577        723
      Interest expense
       (income), net                      3        (15)         6        (34)
      Equity loss (income)                2        (10)         2        (17)
      Impairment charges        2        75          9         75          9
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                      (237)       319       (467)       605
    Income taxes                        (32)        92        (62)       171
    -------------------------------------------------------------------------
    Net (loss) income                  (205)       227       (405)       434
    Other comprehensive
     income (loss):            11
      Net unrealized gains
       on translation of net
       investment in foreign
       operations                       228         10         93         60
      Repurchase of shares                -        (17)         -        (32)
      Net unrealized gains
       on cash flow hedges               41         19         45          6
      Reclassifications of
       net losses (gains) on
       cash flow hedges to net
       (loss) income                      9          3         43         (2)
    -------------------------------------------------------------------------
    Comprehensive income (loss)    $     73   $    242   $   (224)  $    466
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $  (1.83)  $   2.01   $  (3.62)  $   3.81
      Diluted                      $  (1.83)  $   1.98   $  (3.62)  $   3.75
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate Voting
     or Class B Share              $      -   $   0.36   $   0.18   $   0.72
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during the
     period (in millions):
      Basic                           111.7      113.1      111.7      114.0
      Diluted                         111.7      115.5      111.7      116.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2009       2008       2009       2008
    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period                     $  3,136   $  3,647   $  3,357   $  3,526
    Net (loss) income                  (205)       227       (405)       434
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                       -        (41)       (21)       (82)
    Repurchase of Class A
     Subordinate Voting Shares            -        (53)         -        (98)
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                        $  2,931   $  3,780   $  2,931   $  3,780
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net (loss) income              $   (205)  $    227   $   (405)  $    434
    Items not involving
     current cash flows         3       292        266        501        501
    -------------------------------------------------------------------------
                                         87        493         96        935
    Changes in non-cash
     operating assets and
     liabilities                3       (55)      (289)      (107)      (507)
    -------------------------------------------------------------------------
    Cash provided from
     (used for) operating
     activities                          32        204        (11)       428
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (150)      (187)      (246)      (315)
    Purchase of subsidiaries    4       (39)       (97)       (39)      (105)
    Increase in investments
     and other assets                   (84)       (82)      (106)      (114)
    Proceeds from disposition             7         19         11         25
    -------------------------------------------------------------------------
    Cash used for investing
     activities                        (266)      (347)      (380)      (509)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness                  159         27       (603)        18
    Repayments of debt                  (10)       (16)       (15)       (83)
    Issues of debt                        1          -          2          2
    Repurchase of Class A
     Subordinate Voting Shares            -       (134)         -       (247)
    Dividends                             -        (40)       (21)       (81)
    -------------------------------------------------------------------------
    Cash provided from (used
     for) financing activities          150       (163)      (637)      (391)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and cash
     equivalents                         65         (6)         -         38
    -------------------------------------------------------------------------

    Net decrease in cash and
     cash equivalents during
     the period                         (19)      (312)    (1,028)      (434)
    Cash and cash equivalents,
     beginning of period              1,748      2,832      2,757      2,954
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,729   $  2,520   $  1,729   $  2,520
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                         As at         As at
                                                       June 30,  December 31,
                                              Note        2009          2008
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                         $  1,729      $  2,757
    Accounts receivable                                  2,498         2,821
    Inventories                                          1,669         1,647
    Income taxes receivable                                100            11
    Prepaid expenses and other                             138           115
    -------------------------------------------------------------------------
                                                         6,134         7,351
    -------------------------------------------------------------------------
    Investments                                            205           194
    Fixed assets, net                                    3,721         3,701
    Goodwill                                     2       1,102         1,160
    Future tax assets                                      157           182
    Other assets                                 5         656           601
    -------------------------------------------------------------------------
                                                      $ 11,975      $ 13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                 $    291      $    909
    Accounts payable                                     2,533         2,744
    Accrued salaries and wages                             385           448
    Other accrued liabilities                    6         734           835
    Long-term debt due within one year                     250           157
    -------------------------------------------------------------------------
                                                         4,193         5,093
    -------------------------------------------------------------------------
    Deferred revenue                                        20            31
    Long-term debt                                         123           143
    Other long-term liabilities                  7         370           423
    Future tax liabilities                                 146           136
    -------------------------------------------------------------------------
                                                         4,852         5,826
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                9
      Class A Subordinate Voting Shares
        (issued: 111,886,242; December 31,
         2008 - 111,879,059)                             3,611         3,605
      Class B Shares
        (convertible into Class A
         Subordinate Voting Shares)
        (issued: 726,829)                                    -             -
    Contributed surplus                         10          66            67
    Retained earnings                                    2,931         3,357
    Accumulated other comprehensive income      11         515           334
    -------------------------------------------------------------------------
                                                         7,123         7,363
    -------------------------------------------------------------------------
                                                      $ 11,975      $ 13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and notes included in the Company's 2008 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2008 annual consolidated financial statements, except the Company retrospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3064, "Goodwill and Intangible Assets", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2009 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2009 and 2008.

    2.  IMPAIRMENT CHARGES

        The Company completes its annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with its annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

        After failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

        Therefore, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009 the Company recorded a $75 million goodwill impairment at its Powertrain North America reporting unit, representing its best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

        During the second quarter of 2009, the Company recorded restructuring costs of $6 million ($6 million after tax) related to the planned closure of the powertrain facility, substantially all of which will be paid subsequent to 2009.

        During the second quarter of 2008, the Company recorded asset impairments of $9 million ($7 million after tax) relating to certain assets in the United States and the United Kingdom.

    3.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Items not involving current cash flows:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2009       2008       2009       2008
            -----------------------------------------------------------------

            Depreciation and
             amortization         $     181  $     228  $     350  $     447
            Impairment charges           75          9         75          9
            Amortization of other
             assets included in
             cost of goods sold          23         17         43         34
            Other non-cash charges       20         16         32         45
            Amortization of employee
             wage buydown (note 5)        6         10         12         10
            Future income taxes and
             non-cash portion of
             current taxes               11         (4)        13        (27)
            Equity loss (income)          2        (10)         2        (17)
            Curtailment Gain (note 7)   (26)         -        (26)         -
            -----------------------------------------------------------------
                                  $     292  $     266  $     501  $     501
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Changes in non-cash operating assets and liabilities:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2009       2008       2009       2008
            -----------------------------------------------------------------

            Accounts receivable   $     192  $     (20) $     426  $    (433)
            Inventories                 (25)       (81)        11       (131)
            Income taxes receivable     (24)       (58)       (87)      (187)
            Prepaid expenses and
             other                        3        (90)         1        (91)
            Accounts payable           (111)        37       (384)       303
            Accrued salaries and
             wages                      (96)       (81)       (67)        (4)
            Other accrued
             liabilities                 11          9          4         49
            Deferred revenue             (5)        (5)       (11)       (13)
            -----------------------------------------------------------------
                                  $     (55) $    (289) $    (107) $    (507)
            -----------------------------------------------------------------
            -----------------------------------------------------------------

    4.  ACQUISITIONS

        On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

        On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities located in the United States and Mexico manufacture composites for various customers.

        The total consideration for these acquisitions and certain other acquisitions was $119 million, consisting of $39 million paid in cash and $80 million of assumed debt.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

    5.  OTHER ASSETS

        Other assets consist of:
                                                       June 30,  December 31,
                                                          2009          2008
        ---------------------------------------------------------------------

        Preproduction costs related to long-term
         supply agreements with contractual
         guarantee for reimbursement                  $    334      $    230
        Long-term receivables                               68            67
        Patents and licences, net                           50            54
        Employee wage buydown, net                          40            52
        Other, net                                         164           198
        ---------------------------------------------------------------------
                                                      $    656      $    601
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                          2009          2008
        ---------------------------------------------------------------------

        Balance, beginning of period                  $     75      $    103
        Expense, net                                         5            10
        Settlements                                        (10)          (11)
        Foreign exchange and other                          (2)            3
        ---------------------------------------------------------------------
        Balance, March 31,                                  68           105
        Income, net                                         (1)          (17)
        Settlements                                         (6)            4
        Foreign exchange and other                           4             1
        ---------------------------------------------------------------------
        Balance, June 30,                             $     65      $     93
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2009       2008       2009       2008
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other          $       3  $       2  $       6  $       7
        Termination and long
         service arrangements             8          7         16         16
        Retirement medical
         benefits plan(a)               (25)         4        (22)         7
        ---------------------------------------------------------------------
                                  $     (14) $      13  $       -  $      30
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (a) During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009. As a result of amending the plan a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.

    8.  STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                2009                          2008
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                         of  Exercise  exercis-        of  Exercise  exercis-
                    options   price(i)    able    options   price(i)    able
    -------------------------------------------------------------------------

    Beginning of
     period       2,746,145   82.01  2,724,145  2,942,203   82.66  2,912,877
    Granted       1,075,000   33.09          -      5,000   74.50          -
    Exercised             -       -          -     (1,230)  55.00     (1,230)
    Cancelled        (1,085)  68.55     (1,085)   (10,000)  97.47    (10,000)
    Vested                -       -      2,000          -       -     10,326
    -------------------------------------------------------------------------
    March 31      3,820,060   68.25  2,725,060  2,935,973   82.61  2,911,973
    Exercised             -       -          -       (383)  55.00       (383)
    Cancelled       (14,359)  79.16     (4,359)         -       -          -
    Vested                -       -      1,000          -       -      1,000
    -------------------------------------------------------------------------
    June 30       3,805,701   68.20  2,721,701  2,935,590   82.62  2,912,590
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                          Six months ended
                                                               June 30,
                                                      -----------------------
                                                          2009          2008
            -----------------------------------------------------------------

            Risk free interest rate                      1.66%         3.56%
            Expected dividend yield                      2.05%         2.02%
            Expected volatility                            31%           22%
            Expected time until exercise               4 years       4 years
            -----------------------------------------------------------------
            Weighted average fair value of options
             granted or modified in period (Cdn$)     $   7.20      $  13.65
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2009 was $1 million (2008 - $2 million), and
            $1 million (2008 - $4 million), respectively.

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:

                                                       June 30,  December 31,
                                                          2009          2008
            -----------------------------------------------------------------

            Class A Subordinate Voting Shares awarded
             and not released                          685,989       780,609
            -----------------------------------------------------------------

            Reduction in stated value of Class A
             Subordinate Voting Shares                $     45      $     51
            -----------------------------------------------------------------

            Unamortized compensation expense recorded
             as a reduction of shareholder's equity   $     32      $     36
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2009 was $2 million (2008 - $2 million), and
            $4 million (2008 - $4 million), respectively.

    9.  CAPITAL STOCK

        (a) Changes in Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2009 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                    -------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------

            Issued and outstanding at December 31,
             2008                                  111,879,059      $  3,605
            Issued under the Dividend Reinvestment
             Plan                                        7,183             -
            Release of restricted stock                      -             6
            -----------------------------------------------------------------
            Issued and outstanding at March 31 and
             June 30, 2009                         111,886,242      $  3,611
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 6, 2009 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,613,071
            Subordinated Debentures(i)                             1,096,589
            Stock options(ii)                                      3,805,701
            -----------------------------------------------------------------
                                                                 117,515,361
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

                 The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

           (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    10. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                          2009          2008
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                $     64      $     55
          Stock-based compensation expense                   2             2
          Release of restricted stock                       (6)           (4)
        ---------------------------------------------------------------------
          Balance, March 31,                                60            53
          Stock-based compensation expense                   3             2
        ---------------------------------------------------------------------
          Balance, June 30,                                 63            55
        Holders' conversion option                           3             3
        ---------------------------------------------------------------------
                                                      $     66      $     58
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                          2009          2008
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on
         translation of net investment in foreign
         operations
          Balance, beginning of period                $    447      $  1,360
          Net unrealized (losses) gains on
           translation of net investment in foreign
           operations                                     (135)           50
          Repurchase of shares                               -           (15)
        ---------------------------------------------------------------------
          Balance, March 31                                312         1,395
          Net unrealized gains on translation of
           net investment in foreign operations            228            10
          Repurchase of shares                               -           (17)
        ---------------------------------------------------------------------
          Balance, June 30                                 540         1,388
        ---------------------------------------------------------------------

        Accumulated net loss on cash flow hedges(i)
          Balance, beginning of period                    (113)          (10)
          Net unrealized gains (losses) on cash flow
           hedges                                            4           (13)
          Reclassifications of net losses (gains) on
           cash flow hedges to net (loss) income            34            (5)
        ---------------------------------------------------------------------
          Balance, March 31                                (75)          (28)
          Net unrealized gains on cash flow hedges          41            19
          Reclassifications of net losses on cash
           flow hedges to net (loss) income                  9             3
        ---------------------------------------------------------------------
          Balance, June 30                                 (25)           (6)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income  $    515      $  1,382
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

           (i) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                                          2009          2008
               --------------------------------------------------------------

               Balance, beginning of period           $     48      $      4
               Net unrealized (gains) losses on
                cash flow hedges                            (4)            6
               Reclassifications of net gains (losses)
                on cash flow hedges to net (loss)
                income                                     (15)            2
               --------------------------------------------------------------
               Balance, March 31                      $     29      $     12
               Net unrealized gains on cash flow hedges     (9)           (8)
               Reclassifications of net losses on cash
                flow hedges to net (loss) income            (3)           (1)
               --------------------------------------------------------------
               Balance, June 30                       $     17      $      3
               --------------------------------------------------------------

        The amount of other comprehensive income (loss) that is expected to be reclassified to net income (loss) over the next 12 months is $11 million (net of income tax benefit of $8 million).

    12. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and term debt as shown in the balance sheets. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                       June 30,  December 31,
                                                          2009          2008
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                           $    291      $    909
          Long-term debt due within one year               250           157
          Long-term debt                                   123           143
        ---------------------------------------------------------------------
                                                           664         1,209
        Shareholders' equity                             7,123         7,363
        ---------------------------------------------------------------------
        Total capitalization                          $  7,787      $  8,572
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                      8.5%         14.1%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    13. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                       June 30,  December 31,
                                                          2009          2008
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents               $  1,729      $  2,757
              Investment in ABCP                            67             -
            -----------------------------------------------------------------
                                                      $  1,796      $  2,757
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Investment in ABCP                      $      -      $     64
              Severance investments                         15             9
            -----------------------------------------------------------------
                                                      $     15      $     73
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and receivables
              Accounts receivable                     $  2,498      $  2,821
              Long-term receivables included in
               other assets                                 68            67
              Income taxes receivable                      100            11
            -----------------------------------------------------------------
                                                      $  2,666      $  2,899
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Other financial liabilities
              Bank indebtedness                       $    291      $    909
              Long-term debt (including portion due
               within one year)                            373           300
              Accounts payable                           2,533         2,744
              Accrued salaries and wages                   385           448
              Other accrued liabilities                    734           835
            -----------------------------------------------------------------
                                                      $  4,316      $  5,236
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At June 30, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. The carrying value and estimated fair value of this investment was Cdn$79 million (December 31, 2008 - Cdn$79 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            Term debt

            The Company's term debt includes $250 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company's three largest customers, General Motors, Ford and Chrysler for the three and six months ended June 30, 2009 represented 41% and 38% of the Company's total sales, respectively.

            On June 1, 2009, the U.S. Bankruptcy Court, Southern District of New York approved the sale, pursuant to Section 363 of the U.S. Bankruptcy Code, of Chrysler LLC's principal assets and operations to Chrysler Group LLC, a new company formed in alliance with Fiat SpA. As a result of the sale, which was completed on June 10, 2009, the continuing operations of the new Chrysler are no longer subject to bankruptcy protection. The Company's sales to Chrysler for the three and six months ended June 30, 2009 were $175 million or 4.7% of consolidated sales and $563 million or 7.7% of consolidated sales, respectively. As at June 30, 2009, accounts receivable from Chrysler were $156 million.

            On July 6, 2009, the U.S. Bankruptcy Court, Southern District of New York approved the sale, pursuant to Section 363 of the U.S. Bankruptcy Code, of General Motors Corporation's principal assets and operations to General Motors Company, a new company owned primarily by the United States, Canadian and Ontario governments, and by a trust for providing medical benefits to United Auto Workers retirees. As a result of the sale, which was completed on July 10, 2009, the continuing operations of the new General Motors are no longer subject to bankruptcy protection. The Company's sales to General Motors for the three and six months ended June 30, 2009 were $587 million or 15.8% of consolidated sales and $1,266 million or 17.4% of consolidated sales, respectively. As at June 30, 2009, accounts receivable from General Motors were $273 million.

            For the three and six months ended June 30, 2009, sales to the Company's six largest customers (including the Detroit 3) represented 81% and 82% of our total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at June 30, 2009, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

    14. SEGMENTED INFORMATION

                                                Three months ended
                                                   June 30, 2009
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $     663  $     584             $     654
          United States                 751        715                   720
          Mexico                        223        203                   376
          Eliminations                 (111)         -                     -
        ---------------------------------------------------------------------
                                      1,526      1,502  $    (199)     1,750
        Europe
          Euroland                    1,633      1,603                 1,077
          Great Britain                 168        168                    70
          Other European countries      277        250                   324
          Eliminations                  (41)         -                     -
        ---------------------------------------------------------------------
                                      2,037      2,021        (40)     1,471
        Rest of World                   190        175          8        176
        Corporate and Other             (48)         7         (3)       324
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   3,705  $   3,705  $    (234)     3,721
        Current assets                                                 6,134
        Investments, goodwill and
         other assets                                                  2,120
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  11,975
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                Three months ended
                                                   June 30, 2008
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   1,533  $   1,438             $   1,008
          United States               1,371      1,314                 1,005
          Mexico                        465        408                   366
          Eliminations                 (183)         -                     -
        ---------------------------------------------------------------------
                                      3,186      3,160  $     141      2,379
        Europe
          Euroland                    2,913      2,852                 1,183
          Great Britain                 322        319                    92
          Other European countries      261        219                   159
          Eliminations                  (75)         -                     -
        ---------------------------------------------------------------------
                                      3,421      3,390        145      1,434
        Rest of World                   172        156         13        172
        Corporate and Other             (66)         7          5        328
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   6,713  $   6,713  $     304      4,313
        Current assets                                                 9,088
        Investments, goodwill and
         other assets                                                  2,356
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  15,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Six months ended
                                                   June 30, 2009
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   1,386  $   1,239             $     654
          United States               1,653      1,579                   720
          Mexico                        498        449                   376
          Eliminations                 (229)         -                     -
        ---------------------------------------------------------------------
                                      3,308      3,267  $    (288)     1,750
        Europe
          Euroland                    3,074      3,014                 1,077
          Great Britain                 310        310                    70
          Other European countries      438        384                   324
          Eliminations                  (81)         -                     -
        ---------------------------------------------------------------------
                                      3,741      3,708       (159)     1,471
        Rest of World                   320        296          7        176
        Corporate and Other             (90)         8        (21)       324
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   7,279  $   7,279  $    (461)     3,721
        Current assets                                                 6,134
        Investments, goodwill and
         other assets                                                  2,120
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  11,975
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                  Six months ended
                                                   June 30, 2008
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   3,120  $   2,939             $   1,008
          United States               2,760      2,653                 1,005
          Mexico                        914        806                   366
          Eliminations                 (349)         -                     -
        ---------------------------------------------------------------------
                                      6,445      6,398  $     288      2,379
        Europe
          Euroland                    5,684      5,569                 1,183
          Great Britain                 642        639                    92
          Other European countries      513        436                   159
          Eliminations                 (139)         -                     -
        ---------------------------------------------------------------------
                                      6,700      6,644        264      1,434
        Rest of World                   313        284         20        172
        Corporate and Other            (123)         9         (1)       328
        ---------------------------------------------------------------------
        Total reportable
         segments                 $  13,335  $  13,335  $     571      4,313
        Current assets                                                 9,088
        Investments, goodwill and
         other assets                                                  2,356
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 15,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    15. Comparative Figures

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.